G WIZICON TECHNOLOGIES, INC.

d/b/a GAPRO SYSTEM

Change of Stockholder's Equity (Deficit)

(Unaudited)

	Common Stock		Capital in Excess of Par Value	Acculumated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, January 1, 2013		$ -	$ -	$ -	$ -
Net loss				(11,530)	(11,530)
Balance, December 31, 2013	-	-	-	(11,530)	(11,530)
Net loss				(18,035)	(18,035)
Balance, December 31, 2014	-	-	-	(29,565)	(29,565)
Net loss				(155,830)	(155,830)
Conversion of debt into common stock	1,051,000		37,115		37,115
Balance, December 31, 2015	1,051,000	-	37,115	(185,395)	(148,280)